File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

SEC MAIL PROCESSING
RECEIVED
MAY 11 2006
WASH. D.C. 199 SECTION

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

06013419

SUPPL

8 May 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS Field Limited – Company Number 2597974 – Form 363s Annual Return.
2. TNS Asia Holdings Limited – Company Number 5383612 – Form 363s Annual Return.
3. TNS Overseas Holdings (Alpha) Limited – Company Number 3965470 – Form 363s Annual Return.
4. TNS Overseas Holdings (Gamma) Limited – Company Number 3965469 – Form 363s Annual Return.
5. TNS Overseas Holdings (Beta) Limited – Company Number 3965472 – Form 363s Annual Return.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

F:\Users\CompanySecretarial 060101\Plc\Letters\SEC Letters 2006\060508 - (Securities & Exchange Commission)(Form 363s Annual Returns).doc

Company Name
TNS FIELD LIMITED

363s Annual Return

SH. D.C 199 SECTION

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2597974
Information extracted from Companies House records on
11th March 2006

Section 1: Company details

Ref: 2597974/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address ____ ____ ____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ____ ____ ____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ____ ____ ____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description** ____ ____ ____ ____

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Stephen Michael FACTOR** **Address** **7B Connaught House** **Clifton Gardens** **London** **W9 1AL** **Date of birth** **31/05/1958** **Nationality** **British** **Occupation** **Managing Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth / / Nationality __________ Occupation __________ Date of change / / Date Stephen Michael FACTOR ceased to be director (if applicable) / /

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robin WOOLDRIDGE **Address** 27 Upper Grotto Road Twickenham Middlesex TW1 4NG **Date of birth** 08/06/1968 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Robin WOOLDRIDGE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share ______________
	Nominal value of each share £1.00	Nominal value of each share ______________
	Number of shares issued 2,000	Number of shares issued ______________
	Aggregate Nominal Value of issued shares £2,000.00	Aggregate Nominal Value of issued shares ______________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2,000	Total number of shares issued ______________
	Total Nominal value of shares issued £2,000.00	Total Nominal value of shares issued ______________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **TAYLOR NELSON SOFRES GROUP LTD** **Address** **Westgate** **London** **W5 1UA** **Shares held** *Class* *Number* **Ordinary** **1000**	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* *Number* ____ ____ ____ ____	**Shares transferred by** **TAYLOR NELSON SOFRES GROUP LTD** *Class* *Number* *Date of transfer* ____ ____ __/__/____ ____ ____ __/__/____
> **Shareholder** **Name** **TAYLOR NELSON SOFRES PLC** **Address** **Westgate** **London** **W5 1UA** **Shares held** *Class* *Number* **Ordinary** **1000**	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* *Number* ____ ____ ____ ____	**Shares transferred by** **TAYLOR NELSON SOFRES PLC** *Class* *Number* *Date of transfer* ____ ____ __/__/____ ____ ____ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (~~Director~~ / Secretary)

Date __ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***29/3/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th March 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __

Address ______________________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __

Companies House

— for the record —

Company Name

TNS ASIA HOLDINGS LIMITED

363s Annual Return

WASH, D.C. 199 SECTION

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
5383612

Information extracted from Companies House records on
26th April 2006

Section 1: Company details

Ref: 5383612/01/01

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tsn House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** **Description** 7487 OTHER BUSINESS ACTIVITIES

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Godfrey GORTON **Address** Mead House Aston Rowant Oxon OX9 5SN **Date of birth** 11/01/1942 **Nationality** British **Occupation** Manager	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Michael Godfrey GORTON ceased to be director (if applicable) / /

Company Number - 5383612 Section 2: Details of Officers of the Company (continued) F/N: 82-4668

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX	Address ______
	Date of birth 02/12/1957	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____ Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** Solicitor	Occupation ______
		Date of change __/__/____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __/__/____

Section 3: Total Issued Share Capital (B)

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	1	£1.00

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

Aggregate Nominal Value of issued shares

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Section 4: Details of Current Shareholders

(A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name TAYLOR NELSON SOFRES INTERNATIONAL Address WEST GATE LONDON UK Postcode W5 1UA	ORDINARY 1 (ONE)		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		

Companies House
— for the record —

page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (~~Director~~ / Secretary)

Date 28 / 04 / 2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *4/3/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **4th March 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________

Telephone number *inc code* ______________

Address ______________

DX number *if applicable* ______________

DX exchange ______________

Postcode ______________

Companies House

— *for the record* —

Company Name

TNS OVERSEAS HOLDINGS (ALPHA) LIMITED

MAY 11 2006 WASH., D.C. 199 SECTION

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3965470

Information extracted from Companies House records on

11th March 2006

Section 1: Company details

Ref: 3965470/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **David PARRY** **Address** **42 Kerr Place** **Old Brewery Close** **Aylesbury** **HP21 7BB** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date David PARRY ceased to be director (if applicable) / /

F/N: 82-4668

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX	Address ______ ______ ______
	Date of birth 02/12/1957	UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊
	Nationality British	Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
Particulars of a new Director must be notified on form 288a.	**Occupation** Solicitor	Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200	Number of shares issued
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 200	Total number of shares issued
	Total Nominal value of shares issued £200.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** **TNS OVERSEAS HOLDINGS (EPSILON) LIMITED**	Name ____________	
Address **Westgate** **London** **W5 1UA**	Address ____________ ____________ ____________ UK Postcode ____ ___	**Shares transferred by** **TNS OVERSEAS HOLDINGS (EPSILON) LIMITED**
Shares held *Class* *Number* **Ordinary** **200**	**Shares held** *Class* *Number* ____________ ____ ____________ ____	*Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

- > Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- > For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.
- > Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	**Class and number of shares or amount of stock held**	**Class and number of shares or amount of stock transferred** (If appropriate)	**Date of registration of transfer** (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House

— for the record —

page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (~~Director~~ / Secretary)

Date 28 / 4 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/3/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________

Telephone number *inc code* ______________

Address ______________

DX number *if applicable* ______________

DX exchange ______________

Postcode ______________

Companies House
— *for the record* —

Company Name
TNS OVERSEAS HOLDINGS (GAMMA) LIMITED

Company Type
Private Company Limited By Shares

Company Number
3965469

Information extracted from Companies House records on
11th March 2006

MAY 11 2006 WASH., D.C. 199 SECTION

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 3965469/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **7487 — Other business activities**	**SIC CODE — Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ian John PORTAL ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **David PARRY** **Address** **42 Kerr Place** **Old Brewery Close** **Aylesbury** **HP21 7BB** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ________________ Occupation ________________ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date David PARRY ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 3965469

Section 2: Details of Officers of the Company (continued)

F/N:82-4668

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ____________
	Address Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________
	Date of birth 02/12/1957	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Solicitor	Nationality ____________
		Occupation ____________
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **100**	Number of shares issued
	Aggregate Nominal Value of issued shares **£100.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **100**	Total number of shares issued
	Total Nominal value of shares issued **£100.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address West Gate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* / *Number*	**Shares held** *Class* / *Number*	*Class* / *Number* / *Date of transfer*
Ordinary 100	______ ______	______ ______ __/__/____
	______ ______	______ ______ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______ (~~Director~~ / Secretary)

Date 28 / 4 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/3/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______

Telephone number *inc code* ______

Address ______

DX number *if applicable* ______

DX exchange ______

Postcode ______

Companies House
— for the record —

Company Name
TNS OVERSEAS HOLDINGS (BETA) LIMITED

363s Annual Return

WASH. D.C. 199 SECTION

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
3965472
Information extracted from Companies House records on
11th March 2006

Section 1: Company details

Ref: 3965472/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 42 Kerr Place Old Brewery Close Aylesbury HP21 7BB **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date David PARRY ceased to be director (if applicable) / /

F/N: 82-4668

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon WRIGHT	Name
	Address 29 Turney Road Dulwich London SE21 7JA	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode
Particulars of a new Director must be notified on form 288a.	**Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Paul Simon WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **200**	Number of shares issued
	Aggregate Nominal Value of issued shares **£200.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **200**	Total number of shares issued
	Total Nominal value of shares issued **£200.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS OVERSEAS HOLDINGS (EPSILON) LTD	Name ______	
Address C/O Taylors Nelson Soyre Plc West Gate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TNS OVERSEAS HOLDINGS (EPSILON) LTD
Shares held *Class* Ordinary *Number* 200	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House

— for the record —

When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (~~Director~~ / Secretary)

Date 28 / 04 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/3/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __ __

Address ______________________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __